Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot Yam, MP Menashe, 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 3, 2015

M.P Menashe, Israel, October 28, 2015 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that an annual general meeting (the “Meeting”) of its shareholders will be held on December 3, 2015, at 5:00pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)
to re-elect Messrs. Yonatan Melamed, Moshe Ronen, Shachar Degani, Ofer Tismchi and Amihai Beer and to elect Messrs. Amit Ben Zvi and Ronald Kaplan, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)	to approve the compensation terms of the chairman of the Company’s board of directors, Mr. Yonathan Melamed, commencing as of the date of the Meeting;

(3)	to approve the compensation terms of all independent directors residing outside of Israel (other than the chairman of the Company’s board of directors and external directors);

(4)
to approve the change of the Company’s name to Caesarstone Ltd., and approve the applicable amendment to the Company’s articles of association and memorandum of association to reflect such name change, such change to become effective upon the authorization of the Israeli Registrar of Companies;

(5)
to approve an amendment to the 2011 Incentive Compensation Plan (the “2011 Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the 2011 Plan by 900,000 ordinary shares of the Company; and

(6)
to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2015, and its service until the annual general meeting of shareholders to be held in 2016 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

In addition, the shareholders will be requested to consider at the Meeting the Company’s financial statements for the year ended December 31, 2014.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposals No. 1, 2, 3, 5 and 6. The approval of Proposal No. 4 requires the affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy and voting thereon.

Only shareholders of record at the close of business on November 3, 2015, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about November 11, 2015, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about November 5, 2015. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, no later than November 13, 2015. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS Maxim Ohana Chairman of the Board of Directors

M.P Menashe, Israel
October 28, 2015